Nuveen Multistate Tax-Free Trust
333 West Wacker Drive
Chicago, Illinois  60606

March 27, 1996

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	Multistate Tax-Free Trust - CIK No. 0000880003
	Request for Withdrawal of Registration Statement on Form RW
	File No. 033-58331

Ladies and Gentlemen:

On March 30, 1995, Nuveen Multistate Tax-Free Trust (the "Registrant") attempted to file with the Securities and Exchange Commission (the "Commission") a post-effective amendment to its registration statement on Form N-1A (the "Registration Statement") under Rule 485(b). The submission was made electronically through the Commission's EDGAR system, accession number 0000950131-95-000822, was accepted at 8:11 p.m. on March 30, 1995, and was assigned a filing date of March 31, 1995. This submission resulted in the Registrant being assigned the file number of 033-58331.

On April 3, 1995, the staff of the Commission notified the Registrant that this filing had been transmitted with an incorrect form type of "N-1A." A subsequent EDGAR filing using the proper form type of "485B24E," was made the same day and accepted at 5:16 p.m. on April 3, 1995, accession number 0000950131-95-000862.
Subsequently, the Commission adjusted the filing date to March 31, 1995 to correspond with the original filing.

The Registrant respectfully requests withdrawal of the registration statement filed on March 30, 1995, accession number
0000950131-95-000822, pursuant to Rule 477(a) under the Securities Act of 1933, resulting in the withdrawal of the file number of 033-58331.

Sincerely,



Gifford R. Zimmerman
Vice President and Assistant Secretary
Multistate Tax-Free Trust